                                 SCHEDULE 13D

                                (Rule 13d-101)

 Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         MediChem Life Sciences, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  584662-10-0
        ---------------------------------------------------------------
                                (CUSIP Number)


                                Robert W. Daly
       36 Washington Street, Suite 170, Wellesley Hills, MA  02481-1904
                                (781) 237-6910
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               October 31, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------------                               ----------------------
   CUSIP NO. 584662-10-0                                    PAGE 2 OF 10 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
1   PERSONS (ENTITIES ONLY)

    MedEquity Investors, LLC
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
2
    (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    SOURCE OF FUNDS (See Instructions)
4
    WC, AF, SC
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
5
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Massachusetts
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                         7
  NUMBER OF
                                6,373,525 Shares
    SHARES         -------------------------------------------------------------
                                SHARED VOTING POWER
 BENEFICIALLY            8

   OWNED BY                     423,870 Shares
                   -------------------------------------------------------------
     EACH                       SOLE DISPOSITIVE POWER
                         9
  REPORTING
                                6,373,525 Shares
    PERSON         -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
     WITH                10
                                423,870 Shares
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

    6,797,395 Shares
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
    (See Instructions)
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    26.7%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON (See Instructions)
14
    OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------------                               ----------------------
   CUSIP NO. 584662-10-0                                    PAGE 3 OF 10 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
1   PERSONS (ENTITIES ONLY)

    Robert W. Daly
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
2
    (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    SOURCE OF FUNDS (See Instructions)
4
    AF, SC, PF
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
5
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    United States of America
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                         7
  NUMBER OF
                                6,797,395 Shares
    SHARES         -------------------------------------------------------------
                                SHARED VOTING POWER
 BENEFICIALLY            8

   OWNED BY                     0 Shares
                   -------------------------------------------------------------
     EACH                       SOLE DISPOSITIVE POWER
                         9
  REPORTING
                                6,797,395 Shares
    PERSON      -----------------------------------------------------------
                                SHARED DISPOSITIVE POWER
     WITH                10
                                0 Shares
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    0 Shares
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
    (See Instructions)   X
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    0.0%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON (See Instructions)
14
    IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------------                               ----------------------
   CUSIP NO. 584662-10-0                                    PAGE 4 OF 10 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
1   PERSONS (ENTITIES ONLY)

    Peter R. Gates
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
2
    (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    SOURCE OF FUNDS (See Instructions)
4
    AF, SC, PF
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
5
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    United States of America
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                         7
  NUMBER OF
                                0 Shares
    SHARES         -------------------------------------------------------------
                                SHARED VOTING POWER
 BENEFICIALLY            8

   OWNED BY                     6,797,395 Shares
                   -------------------------------------------------------------
     EACH                       SOLE DISPOSITIVE POWER
                         9
  REPORTING
                                0 Shares
    PERSON         -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
     WITH                10
                                6,797,395 Shares
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

    0 Shares
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
    (See Instructions)   X
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    0.0%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON (See Instructions)
14
    IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------------                               ----------------------
   CUSIP NO. 584662-10-0                                    PAGE 5 OF 10 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
1   PERSONS (ENTITIES ONLY)

    Peachtree Medichem Partners, LLC
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
2
    (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    SOURCE OF FUNDS (See Instructions)
4
    AF, SC
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
5
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                         7
  NUMBER OF
                                2,342,028 Shares
    SHARES         -------------------------------------------------------------
                                SHARED VOTING POWER
 BENEFICIALLY            8

   OWNED BY                     0 Shares
                   -------------------------------------------------------------
     EACH                       SOLE DISPOSITIVE POWER
                         9
  REPORTING
                                2,342,028 Shares
    PERSON         -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
     WITH                10
                                0 Shares
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

    2,342,028 Shares
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
    (See Instructions)
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    9.2%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON (See Instructions)
14
    OO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
---------------------------                               ----------------------
   CUSIP NO. 584662-10-0                                    PAGE 6 OF 10 PAGES
---------------------------                               ----------------------

--------------------------------------------------------------------------------
    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE
1   PERSONS (ENTITIES ONLY)

    ChaseMedichem Partners, LLC
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
2
    (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
    SEC USE ONLY
3

--------------------------------------------------------------------------------
    SOURCE OF FUNDS (See Instructions)
4
    AF, SC
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
5
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                         7
  NUMBER OF
                                4,031,497 Shares
    SHARES         -------------------------------------------------------------
                                SHARED VOTING POWER
 BENEFICIALLY            8

   OWNED BY                     0 Shares
                   -------------------------------------------------------------
     EACH                       SOLE DISPOSITIVE POWER
                         9
   REPORTING
                                4,031,497 Shares
    PERSON         -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
     WITH                10
                                0 Shares
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

    4,031,497 Shares
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
    (See Instructions)
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    15.8%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON (See Instructions)
14
    OO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") of MedEquity Investors, LLC, a Delaware limited liability company ("MedEquity"), relates to the common stock, par value $.01 per share (the "Common Stock"), of MediChem Life Sciences, Inc., a Delaware corporation (the "Company"), which has its principle executive offices at 12305 South New Avenue, Lemont, Illinois 60439.

     On October 31, 2000, the Company consummated its initial public offering of 6,400,000 shares of Common Stock (the "Initial Public Offering") for $7.00 per share, less underwriting discounts and commissions. The disclosure in this Statement reflects the completion of the Initial Public Offering.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). This Statement is being filed by MedEquity, ChaseMedichem Partners, LLC, a Delaware limited liability company
("ChaseMedichem"), Peachtree Medichem Partners, LLC, a Delaware limited liability company ("Peachtree"), Robert W. Daly ("Mr. Daly") and Peter R. Gates ("Mr. Gates"). MedEquity, ChaseMedichem, Peachtree, Mr. Daly and Mr. Gates are collectively referred to herein as the "Reporting Persons."

     Mr. Daly, a citizen of the United States of America, is a Managing Director and the sole Managing Member of MedEquity, as well as the sole Managing Member of MedEquity Partners (defined below). Mr. Gates, a citizen of the United States of America, is a Managing Director of MedEquity, and Non-managing Member of MedEquity and MedEquity Partners. Mr. Gates is also a director of the Company. MedEquity is the sole Managing Member of ChaseMedichem and Peachtree, and an affiliate of MedEquity Investors Partners, LLC, a Massachusetts limited liability company ("MedEquity Partners"). The Reporting Persons all have their business address at 16 Laurel Avenue, Suite 150, Wellesley Hills, MA 02481-1904.

     (d) and (e). During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares beneficially owned by MedEquity are held by ChaseMedichem, Peachtree and MedEquity Partners, and were purchased by those entities with funds from working capital, investments by affiliates and the Class B Preferred Proceeds (as defined below).

     On June 14, 1999, ChaseMedichem purchased 195,183.18 shares, Peachtree purchased 113,388.28 shares and MedEquity Partners purchased 20,521.51 shares of Class A preferred stock ("Class A Preferred") of MCR Holdings, Inc. ("Holdings"), an Illinois corporation and predecessor in interest to the Company. Consideration for such purchases totaled $8,599,835.20, $4,995,924.80 and $904,184.54 for ChaseMedichem, Peachtree and MedEquity Partners, respectively.

     Immediately prior to the Merger (defined below) and the Initial Public Offering, shares of Class A Preferred converted automatically and in a manner consistent with Holdings' articles of incorporation. Shares of Class A Preferred converted into shares of Holdings' Class A common stock ("Class A Common") and Class B 5% redeemable preferred stock ("Class B Preferred"), and shares of Class B Preferred were redeemed automatically for an aggregate of $7,500,000 (the "Class B Preferred Proceeds"). Holdings then merged with the Company (the "Merger") and each share of Class A Common was exchanged for 18.65557 shares of Common Stock. The Merger resulted in ChaseMedichem, Peachtree and MedEquity Partners holding 3,641,253 shares, 2,115,322 shares and 382,840 shares of Common Stock, respectively.

     In addition to shares owned prior to the Initial Public Offering, ChaseMediChem, Peachtree and MedEquity Partners purchased 390,244 shares, 226,706 shares and 41,030 shares, respectively, of Common Stock in the Initial Public Offering (the

"Offering Shares"). The Offering Shares were purchased through the underwriters at the Initial Public Offering price of $7.00 per share. Each entity funded its purchase of the Offering Shares from its portion of the Class B Preferred Proceeds.

ITEM 4.  PURPOSE OF TRANSACTION.

     Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for the purpose of investment.

     Other than Mr. Gates in his capacity as a Director of the Company, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) MedEquity beneficially owns 6,797,395 shares of Common Stock, which is 26.7% of the class. Such shares are held directly by the following entities: (i) ChaseMedichem holds 4,031,497 shares, or 15.8%; (ii) Peachtree holds 2,342,028 shares, or 9.2%; and (iii) MedEquity Partners holds 423,870 shares, or 1.7%. Mr. Daly and Mr. Gates may each be deemed the beneficial owner of 6,797,395 shares of Common Stock through their affiliations with MedEquity and MedEquity Partners, although Mr. Daly and Mr. Gates disclaim beneficial ownership of such securities, except to the extent of their pecuniary interest.

     (b) MedEquity has sole power to direct the vote of 6,373,525 shares of Common Stock on behalf of ChaseMedichem and Peachtree Medichem. MedEquity may be deemed beneficial owner of 423,870 shares held and voted by MedEquity Partners, due to their joint action in the initial investment. ChaseMedichem and Peachtree have sole power to vote for 4,031,497 shares and 2,342,028 shares, respectively. Mr. Daly has sole power to direct the vote of 6,797,395 shares on behalf of MedEquity and MedEquity Partners, and Mr. Gates may be deemed to share voting power with respect to such shares.

     (c) On October 31, 2000, in connection with the Company's Initial Public Offering, ChaseMediChem, Peachtree and MedEquity purchased 390,244 shares, 226,706 shares and 41,030 shares of Common Stock, respectively. Such shares of Common Stock were purchased through the underwriters at the Initial Public Offering price of $7.00 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As partial consideration for the underwriters' agreement to purchase and undertake the Initial Public Offering, each of ChaseMedichem, Peachtree and MedEquity Partners has delivered a letter agreement dated as of September 27, 2000 (the "Lock-up Agreements") to UBS Warburg LLC, Chase Securities, Inc. and William Blair & Company, L.L.C., as representatives of the several underwriters (the "Underwriters"), whereby each of ChaseMedichem, Peachtree and MedEquity Partners has agreed not to, without the prior written consent of UBS Warburg LLC, (i) sell, offer to sell, contract to sell, hypothecate, pledge, grant any option to sell or otherwise dispose of, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (the "Commission") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), in the case of each of clauses (i), (ii) and (iii) for a period of 180 days after the date of the final prospectus on October 26, 2000. The form of the Lock-up Agreement is attached hereto as Exhibit 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Description
-----------   -----------
1.            Form of Lock-Up Agreement, dated September 27, 2000, delivered by each of ChaseMedichem Partners, Peachtree and MedEquity Partners to the Underwriters

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  November 13, 2000          MedEquity Investors, LLC

                                           By: /s/ Robert W. Daly
                                              ----------------------------
                                           Name:   Robert W. Daly
                                           Title:  Manager


                                   ChaseMedichem Partners, LLC
                                   By:     MedEquity Investors, LLC
                                   Its:    Managing Member

                                           By: /s/ Robert W. Daly
                                              ----------------------------
                                           Name:   Robert W. Daly
                                           Title:  Manager


                                   Peachtree Medichem Partners, LLC
                                   By:     MedEquity Investors, LLC
                                   Its:    Managing Member

                                           By: /s/ Robert W. Daly
                                              ----------------------------
                                           Name:   Robert W. Daly
                                           Title:  Manager


                                           By: /s/ Robert W. Daly
                                              ----------------------------
                                           Name:   Robert W. Daly


                                           By: /s/ Peter R. Gates
                                              ----------------------------
                                           Name:   Peter R. Gates